CapitaLand

RECEIVED
2005 JUL 18 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

7 July 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549





05009783

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 June 2005 till 30 June 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-june.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited - "CapitaLand's Thai JV acquires 2nd prime residential site in Bangkok"	8 June 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of the sale of entire equity interest in the registered capital of Shanghai Huteng Real Estate Co. Ltd."	16 June 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Proposed Acquisition of 1189 Upper Serangoon Road, #01-03 Hougang Plaza"	16 June 2005	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "Temasek's Placement of CCT Units to meet Investor Demand"	16 June 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Temasek's Offering of CCT Units to Investors"	16 June 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Jubilee Realty Pte. Ltd."	21 June 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Freshwater Place Commercial Tower"	21 June 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand declares June 2005 quarter dividend/distribution and suspends distribution reinvestment plan"	21 June 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of Company Secretary"	24 June 2005	SGX-ST Listing Manual
News release by Raffles Holdings Limited – "Press release by Associated Company, Tincel Properties (Private) Limited – Raffles City Shopping Centre Embarks on 50,000 sq ft Basement 1 Extension Programme"	27 June 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Incorporation of New Subsidiaries"	30 June 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Appointment of Director"	30 June 2005	SGX-ST Listing Manual



For immediate release
8 June 2005

NEWS RELEASE

CapitaLand's Thai JV acquires 2nd prime residential site in Bangkok

Plans to have high-end landed homes launch ready in 4Q2005

Singapore, 8 June 2005 – TCC Capital Land Limited ("TCC Capital Land"), a joint venture company of CapitaLand and TCC Land Limited in Thailand, has acquired a prime 123,300 square metre residential site in Bangkok for 692 million baht (about S$28.8 million). TCC Capital Land intends to develop 79 high-end luxurious landed homes on the freehold site at Soi Mayalab on Kaset-Navamintr Road. The development is targeted to be launched in the fourth quarter of this year.

The site is strategically located about 20 kilometres north-east of the Bangkok CBD via the Ramintra-Atnarong expressway and 5 kilometres from the Bangkok International Airport. The prestigious Kastsart University, Vibhavadi Specialist Private Hospital and shopping amenities are only a few minutes' drive away.

Mr Chen Lian Pang, CEO of TCC Capital Land, said: "We are pleased with the acquisition of our second major residential site. There is currently strong demand for high-end residential housing in Thailand. Given the top quality of the development, we are confident that it will be as successful as Athenee Residence, our first major residential project launched in December 2004. About 82% of the 219-unit condominium, located at the prestigious address of Wireless Road along Bangkok's embassy row, has since been sold. The outlook for the overall economy is healthy and the real estate market sentiment is positive."

The development will feature a colonial Victorian design. A main feature is the central man-made lake providing soothing waterfront vistas for each luxury-grade home. The landscaping consultant for the development is renowned multi-award winning landscape architect, Bill Bensley, whose innovative and vivid garden creations include the lush landscaping for resorts like the Four Seasons Resort Hualalai in Hawaii, Four Seasons Chiang Mai in Thailand and Bali Hyatt. The development will also offer shared leisure and fitness facilities including an infinity swimming pool, Jacuzzi, gym, children's playground and tennis courts. Each home will come complete with intelligent access features, fire detection safety systems and security facilities like CCTV monitors. In addition, there will be a 24-hour security patrol for the entire development.

CapitaLand Group through TCC Capital Land will continue to look out for other good opportunities in the buoyant residential, office and retail sectors in Thailand. Earlier, CapitaLand had grown through its hospitality presence in Thailand. Its hotel arm Raffles Holdings currently has two hotels in Bangkok, namely Swissotel Nai Lert Park Bangkok and Swissotel Le Concorde Bangkok, and a luxury resort under development in Phuket which is scheduled to open in end 2006. Its serviced residence subsidiary, Ascott Group, is currently the largest international serviced residence operator in Bangkok with five properties comprising over 1,000 units under management in the prime Sathorn and Sukhumvit areas. The properties include The Ascott Sathorn, Somerset Suwan Park View and Somerset Park Suanplu which is targeted to be launched in July 2005.

About TCC Land Limited

TCC Land is the property arm of the TCC Group of companies, one of Thailand's largest business conglomerates with a large portfolio of residential landbank and commercial properties, and also owns hospitality, conventions and leisure-related properties in Thailand. TCC Group's portfolio of properties includes prime developments like North Park with the prestigious Rajpruek Golf and Sports Club; Empire Tower which is the single largest commercial building in Thailand; and Pantip Plaza, the highly successful IT mall in Bangkok. The Group also owns 18 hotels under the Imperial Hotel chain, and the Plaza Athenee Hotels in New York and Bangkok.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 80 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Visit www.capitaland.com for more details.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 8 June 2005

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Julie Ong, Corporate Communications
Tel: +65 6823 3541
Email: julie.ong@capitaland.com.sg

CAPITALAND LIMITED (REGN. NO.: 198900036N)

COMPLETION OF THE SALE OF ENTIRE EQUITY INTEREST IN THE REGISTERED CAPITAL OF SHANGHAI HUTENG REAL ESTATE CO. LTD.

Further to the announcement made on 1 April 2005, CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand's indirect wholly-owned subsidiary, Huteng Investment (Shanghai) Pte. Ltd., has today completed the sale of its entire equity interest in the registered capital of Shanghai Huteng Real Estate Co. Ltd. ("Shanghai Huteng") to Hoover Realty SRL (the "Divestment").

Following the completion of the Divestment, Shanghai Huteng has ceased to be a subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
16 June 2005


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF
1189 UPPER SERANGOON ROAD, #01-03 HOUGANG PLAZA

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), as trustee of CMT, has today entered into a conditional sale and purchase agreement dated 16 June 2005 (the "**Sale and Purchase Agreement**") with Jack's Place Holdings Pte Ltd ("**Jack's Place Holdings**") in respect of the proposed acquisition ("**Acquisition**") by CMT of 1189 Upper Serangoon Road, #01-03 Hougang Plaza (the "**Property**"). The S$4,600,000 purchase price of the Property was negotiated on a willing-buyer and willing-seller basis, and is based on an independent valuation of the Property by CB Richard Ellis (Pte) Ltd (the "**Independent Valuer**").

It is intended that the acquisition costs of the Property will be funded with additional borrowings by CMT.

The Property

The Property is a strata unit located in the building known as "Hougang Plaza", which is situated at the junction of Upper Serangoon Road and Hougang Avenue 10. The Property has a floor area of approximately 3,068 square feet and is held on a 99-year leasehold estate commencing from 1 March 1991. The Trustee (as trustee of CMT) had earlier entered into separate conditional sale and purchase agreements with certain other vendors to acquire strata units, the share values of which comprise approximately 92.4% of the total share values for the strata units at Hougang Plaza (the "**Earlier Acquisitions**"). Upon completion of the Earlier Acquisitions and the Acquisition, CMT will own approximately 96.7% of the total share values for the strata units at Hougang Plaza.

Jack's Place Holdings, through a wholly owned subsidiary, currently operates a restaurant on the Property.

Lease-back

Upon completion of CMT's acquisition of the Property ("**Completion**"), the Property will be leased back to Jack's Place Holdings for a term of two years commencing from the date of such Completion.

Rationale for the Proposed Acquisition

As the Property is part of Hougang Plaza, in respect of which CMT will own approximately 96.7% of the total share values for the strata units therein upon completion of the Earlier Acquisitions and the Acquisition, the Manager believes that the Acquisition is in line with CMT's investment strategy of investing in income-producing retail malls. For the same reason, the Manager also believes that the Acquisition (together with the Earlier Acquisitions) will diversify CMT's property portfolio and enhance returns to CMT's unitholders.

Further, with the Manager's pro-active asset and lease management capabilities, the Manager expects that there are opportunities for asset enhancements and tenancy remixing at Hougang Plaza to improve the gross revenue and net property income generated by the strata units therein that will be owned by CMT.

Certain Principal Terms of the Sale and Purchase Agreement

The completion of the Acquisition is conditional upon, among other things, Jack's Place Holdings obtaining either the approval of The President of the Republic of Singapore (the "**Head Lessor**") for the sale of the Property to the Trustee (as trustee of CMT) or the Head Lessor's confirmation that such approval is not required.

Valuation of the Property

The Independent Valuer's valuation report on the Property dated 15 June 2005 was prepared in accordance with the Trustee's instructions. The Independent Valuer valued the Property at S$4,600,000 using the capitalisation approach, the discounted cash flow analysis and the direct comparison method.

Other Information

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition or any other transaction contemplated in relation to the Acquisition.

Based on information available to the Manager, none of the directors of the Manager and the substantial unitholders of CMT has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
16 June 2005

Important Notice

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.


CapitaCommercial
Trust

NEWS RELEASE

For Immediate Release
16 June 2005

Temasek's Placement of CCT Units to Meet Investor Demand

Singapore, 16 June 2005 – Temasek Holdings ("Temasek") has announced that it is offering 264,093,000 existing units of CapitaCommercial Trust ("CCT"), representing 29.5% of the existing units in CCT.

With this placement by Temasek, the free float of CCT will double from the current 30% to 60%.

Martin Tan, CEO of CapitaCommercial Trust Management Limited ("CCTML"), the manager of CCT, said: "During our recent non-deal roadshows, we received indication of strong demand for CCT units from institutional investors which we had fed back to Temasek. We believe Temasek's placement will benefit unitholders as the increased free float will attract stronger interest from both institutional and retail investors. It will also help CCT to qualify for inclusion in major benchmark indices. CCT, with its strong focus on prime office buildings, has so far provided a stable income stream for unitholders."

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property Reit. Its aim is to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Adrian Chui, DID: (65) 6826 5646; Email: adrian.chui@capitaland.com.sg

Important Notice

The value of units in CCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	16-Jun-2005 19:54:10
Announcement No.	00067

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Temasek's Offering of CCT Units to Investors
Description	CapitaLand Limited is pleased with the placement of CapitaCommercial Trust ("CCT") units by Temasek Holdings (Private) Limited. We believe this placement will benefit all unitholders as it will improve CCT's liquidity and broaden its unitholder base.
Attachments:	Total size = **0** (2048K size limit recommended)



CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, JUBILEE REALTY PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Jubilee Realty Pte. Ltd.
Principal Activity	:	Property Development
Authorised Share Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 comprising 2 ordinary shares of S$1 each

By Order of the Board

Tan Wah Nam
Company Secretary
21 June 2005



AUSTRALAND PROPERTY GROUP

For more information contact:

Sean McMahon, Australand Property Group - Ph: (03) 9426 1010
Andrew Tracey, Colliers International – Ph: (03) 9629 8888

ASX ANNOUNCEMENT

21 June 2005

FRESHWATER PLACE COMMERCIAL TOWER

AUSTRALIA'S newest and most prestigious office building has opened in Melbourne following the completion of the Freshwater Place Commercial Tower.

Comprising 55,000 sqm of premium office space incorporating gymnasium, corporate change-rooms and associated amenities, Freshwater sets a new benchmark for business premises in Australia.

Built by leading developer Australand, Freshwater is being leased by Colliers International, which has already committed 90% of the space, equating to over 45,000 sqm.

Australand managing director Brendan Crotty said the Freshwater development was already out-performing all expectations.

"The leasing and financial outcome was in accordance with our budget and in fact, to some extent, we have out-stripped our expectations by obtaining face rentals close to $400/sqm net for high-rise space," Mr Crotty said.

The anchor tenant at Freshwater is PricewaterhouseCoopers. PwC Melbourne Office Managing Partner Mr Andrew Hagger said "The completed complex is an excellent outcome from PwC's perspective and staff were naturally excited about moving to Freshwater Place.

"The Australand team has delivered on their vision and has worked well with PwC in achieving a terrific result," Mr Hagger said.

Mr Crotty said: "The great leasing outcome is a reflection of the excellent judgement of the Company's senior management team, which elected not to offer high incentives when the market was depressed in 2003 and 2004. Not surprisingly, most of the Freshwater Office Tower has been leased during the last 6 months in response to a better supply / demand outlook for the Melbourne premium office space market segment."

The completion of the Freshwater Office Tower, which is presently jointly owned by Australand Wholesale Property Trust 4 and Commonwealth Property Office Fund (CPA), is another milestone in Australand's strategy to increase its property investment income. Later this year Australand expects to acquire the units in the two Wholesale Property Trusts that it established in 2003 which hold income producing properties, worth in excess of $360 million. This will deliver Australand a 50% ownership interest in the Freshwater Office Tower.

"If Australand acquires Wholesale Property Trusts 4 and 5, later this year, the total value of its income producing property portfolio is expected to be in excess of $1 billion at the beginning of 2006," Mr Crotty said.

ASX ANNOUNCEMENT

21 June 2005

AUSTRALAND DECLARES JUNE 2005 QUARTER DIVIDEND/DISTRIBUTION AND SUSPENDS DISTRIBUTION REINVESTMENT PLAN

Australand Property Group announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The dividend/distribution for the June 2005 quarter will be 4 cents per stapled security, comprising a 2.3 cent fully franked dividend and a 1.7 cent distribution, tax deferred to an estimated 28%.
- The Books Closing date (Record Date) for determining the entitlement to this dividend/distribution will be 5.00pm on Thursday, 30 June 2005.
- Australand Property Group stapled securities will be quoted ex-distribution on Friday, 24 June 2005.
- This dividend/distribution will be paid on Wednesday, 3 August 2005.
- In accordance with the Rules of the Australand Property Group Distribution Reinvestment Plan ("**DRP**"), the Directors have determined to suspend the DRP until further notice.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au



Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Harold Woo
Designation *	Head, Investor Relations
Date & Time of Broadcast	24-Jun-2005 17:58:22
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Change of Company Secretary

Description

CapitaLand Limited wishes to announce the appointment of Ms Rose Kong Mui Kwai as Company Secretary with effect from 1 July 2005. Mr Tan Wah Nam will be stepping down as Company Secretary with effect from 1 July 2005.

By Order of the Board

Harold Woo
Head, Investor Relations
24 June 2005

Attachments:

Total size = **0**
(2048K size limit recommended)




Raffles City
MANAGED BY Raffles INTERNATIONAL

RAFFLES CITY SHOPPING CENTRE EMBARKS ON 50,000 SQ FT BASEMENT 1 EXTENSION PROGRAMME

New 80,000 sq ft retail space to be known as "The Raffles Marketplace" will connect shoppers to new Circle Line MRT

Singapore, 27 June 2005 – Raffles City announces today a 50,000 sq ft extension of its Basement 1 (B1) retail space as part of its strategic asset enhancement programme. The space currently anchored by Jason's Marketplace and home to a number of established F&B outlets, will be revamped by popular demand to create "The Raffles Marketplace" – a fusion of fashion, food, music, books & lifestyle offerings.

"The Raffles Marketplace" demonstrates the innovative way in which Raffles City redevelops non-revenue generating areas into novel retail and dining experiences for consumers. This creative use of space enhances yield and follows on from the initiatives implemented over the past 18 months. Raffles City has initiated a phase-by-phase renewal process, to identify opportunities in the shopping centre to sharpen the retail mix and engender interactive shopping experiences. These areas currently house popular retail and F&B offerings such as Vertu, Coccinelli, Coffee Club and Haagen Dazs.

Raffles City has embarked on this extension as a way of exceeding the demands of its loyal clientele which, in recent consumer surveys, have expressed a desire for more F&B choices and fashion stores. By delivering an urban shopping experience with a distinctive store mix, "The Raffles Marketplace" will provide added differentiation to take the Raffles City shopping experience to the next level.

Strategic partners such as Din Tai Fung, Jasons Marketplace, Kuriya Market & Restaurant, MPH Bookstore and That CD Shop, together with up to 50 new exciting retail and F&B offerings will spice up the revamped B1. 'The Raffles Marketplace" is well positioned to be ahead of the curve, leveraging on its connectivity to the City Hall MRT Station and its future connection to the Circle Line MRT.

Tincel Properties (Private) Limited
(Regn. No.: 197901033/A)

252 North Bridge Road #02-14 Raffles City Shopping Centre Singapore 179103
Telephone (65) 6338 7766 Facsimile (65) 6337 3618
www.rafflescity.com

Construction in B1 commenced in February 2005 with most of the extension taking place in the basement back of house areas, away from the public eye. The current phase of renovation will be followed by a connection to the future Circle Line MRT Convention Centre Station, expected to be fully operational in 2010.

Commenting on the Raffles Marketplace, Anthony Yip Chee Keong, General Manager of Tincel Properties, said, "The extension to the current Marketplace is an excellent opportunity for us to grow our retail footprint in a way that is creating value for our shareholders, tenants and patrons. Through this initiative we will be able to realise the full potential of "The Raffles Marketplace", broadening the breadth and depth of the tenancy mix and providing a trendy, chic and happening environment for our customers to shop, indulge and have fun. As a key player in Singapore's retail scene, we understand our consumer audience is savvy, and we strive to remain top of mind by offering a differentiated retail and F&B environment."

The extension, which is expected to draw an anticipated 15%-20% increase on the current 2.2 million monthly volume of shoppers, is conceptualised as a distinctive marketplace with a contemporary touch where consumers can browse through the various retail offerings in an interactive fashion. F&B outlets will have open display kitchens to engage and entice consumers while two new, state of the art water features illuminated by natural light during the day and architectural lighting at night, will continue and complete the ambience of 'The Raffles Marketplace'.

Commenting on the new plans for B1, John Yek, Managing Director for Kuriya Fish Market said, "We are very excited to be part of "The Raffles Marketplace" and synergising with the tone of the revamp, have developed a first-of-its kind Kuriya Market & Restaurant where the highlight will be an open-concept kitchen showcasing the abilities of our talented chefs.

Added Choo Peng Chee, CEO - Cold Storage Supermarkets, "The new expansion plans at Raffles City are very positive and I anticipate that the new tenant mix will bring exciting changes to the shopping landscape at the centre along with greater business opportunities for us all."

# # #


Raffles City
MANAGED BY Raffles INTERNATIONAL

About Raffles City

Raffles City is a premier mixed used complex, comprising retail, commercial, hotel and convention spaces in the heart of Singapore's Central Business District. Designed by world-renowned architect I M Pei to be a "the city within a city", Raffles City opened in 1986 and links the tourist and shopping artery of Orchard Road with the commercial and financial area in and around Raffles Place.

The complex consists of Swissôtel The Stamford, Raffles The Plaza, Raffles City Tower, Raffles City Convention Centre and the Raffles City Shopping Centre.

Raffles City Shopping Centre is a prime retail mall spread over four floors on Storeys 1, 2, 3 and B1. Anchored by Robinsons Department Store and Jasons Marketplace – a gourmet supermarket, Raffles City Shopping Centre currently houses over 120 specialty shops. Raffles City Shopping Centre is linked directly to the City Hall MRT Interchange Station and will be connected to the proposed Convention Centre Station in 2010.

Raffles City is a mixed-use complex owned by Tincel Properties (Private) Limited (TPPL) and managed by Raffles International Limited, a wholly owned subsidiary of Raffles Holdings Limited. Shareholders of TPPL comprise Tincel Limited (owning a 55% stake) and Raffles Holdings Limited (owning a 45% stake).

About Tincel Properties (Private) Limited

Tincel Properties (Private) Limited, formerly known as Raffles City (Private) Limited, owns the Raffles City Complex. The principal activities of the company consist of real estate investment and management.

About Raffles Holdings Limited
(Ticker: Bloomberg – RHL SP EQUITY, Reuters– RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations across Asia, Australia, Europe, Mediterranean, Middle East, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 15 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are

Tincel Properties (Private) Limited
(Regn. No.: 197901033M)

252 North Bridge Road #02-14 Raffles City Shopping Centre Singapore 179103
Telephone (65) 6338 7766 Facsimile (65) 6337 3618
www.rafflescity.com

positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of 26 deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the Swissôtel hotels have won prestigious awards and accolades.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For further information please contact:

Shorbani Roy, Fulford PR
DL: +65 6324 2532 / email: sroy@fulfordpr.com

Lee Mun Ling, Raffles City
Mobile: +65 9876 4604 / DL: +65 6318-230 / email: lee.munling@raffles.com


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Incorporation of new Subsidiaries

Raffles Holdings Limited (the "Company") is pleased to announce that the Company has incorporated the following direct and indirect wholly-owned subsidiaries. Appended hereunder are details of the said subsidiaries:-

(1)	Name of direct subsidiary	:	Raffles Company (Europe) Pte. Ltd.
	Principal Activity	:	Investment holding company
	Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
	Issued & paid-up share capital	:	S$1 comprising 1 ordinary share of S$1
	Place of Incorporation	:	Singapore
	Directors	:	Ms Leong Wai Leng Ms Emily Chin Mei Fong
(2)	Name of indirect subsidiary	:	Gestitrade Barcelona, S.L.
	Principal Activity	:	Real estate and lease company
	Paid-in share capital	:	EURO 3,006
	Place of Incorporation	:	Spain
	Directors	:	Ms Ee Choo Lin Diana Ms Wong Lai Kuen Mr Ingo Christian Heinrich Peters

By Order of the Board

Emily Chin
Company Secretary
30 June 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

APPOINTMENT OF DIRECTOR

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce the appointment of Mr James Koh Cher Siang as Director of the Company with effect from 1 July 2005.

Following the aforementioned appointment, the Board of Directors of the Company will comprise the following Directors:

Dr Richard Hu Tsu Tau - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Andrew Robert Fowell Buxton
Professor Robert Henry Edelstein
Dr Fung Kwok King, Victor
Mr Richard Edward Hale
Mr James Koh Cher Siang
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mr Sum Soon Lim
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Koh, is being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 June 2005